VIA EDGAR

June 24, 2025

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, D.C. 20549

Attn: Claudia Rios

Liz Packebusch

Re:	Bimergen Energy Corporation (f/k/a Bitech Technologies Corp.) Amendment No. 5 to Registration Statement on Form S-1

Filed January 22, 2025

File No. 333-280668

To Whom It May Concern:

Bimergen Energy Corporation (the “Company” or “we”) hereby transmits its response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission, dated February 14, 2025 regarding the Company’s Amendment No. 5 to its Registration Statement on Form S-1/A filed on January 22, 2025 (the “Registration Statement”). For the Staff’s convenience, we have repeated below the Staff’s comments and have followed each comment with the Company’s response.

Amendment No. 5 to Registration Statement on Form S-1 Prospectus Summary, page 2

Overview, page 2

1.	We note that you have modified certain disclosures in response to prior comment one to clarify your belief of being well-positioned to leverage existing relationships to secure multi-year customer contracts prior to project construction. Please further expand such disclosures on pages 2, 32, and 39 to more clearly describe your expectations as to the types of customers, and the terms that would govern your relationships with customers and the lenders and financing institutions referenced in footnote (11) on page 3.

The Company has expanded these disclosures to include the following: to the “Core Business in Battery Energy Storage Systems (BESS)” sections on pages 2, 31 and 39 (emphasis added to show change):

Core Business in Battery Energy Storage Systems (BESS)

Our core business is anchored in the development and operation of BESS projects, which are strategically designed to mitigate the energy imbalances and power deficits observed in markets with substantial solar and wind energy generation. This event, often depicted by the grid balancing, highlights the timing mismatch between peak renewable energy generation and peak electricity demand. As renewable energy production peaks during daylight hours and declines in the evening when energy demand is highest, supplemental energy supply sources become increasingly critical. Our BESS projects are positioned to address this imbalance by storing surplus energy during periods of low demand and releasing it during high-demand periods, capturing value from daily price fluctuations. By purchasing and storing energy during low-cost, high-supply hours and selling it during high-demand periods when prices are at their peak, known as energy arbitrage trading, our BESS systems will provide critical support to compensate for the lack of supply from the current outdated energy grid infrastructure.

In addition to energy arbitrage, our BESS assets are positioned to provide essential grid services, including frequency regulation, voltage support, and emergency backup during grid outages. Frequency regulation refers to the rapid response to changes in grid frequency, maintaining stability and preventing potential grid failures. Voltage control enhances the quality and reliability of power supplied to consumers. The rapid response capabilities also maintain stability for key infrastructure during outages via immediate response to fluctuations in voltage and frequency. By reducing supply-demand imbalances at peak times, known as peak shaving, we hope to flatten the energy demand and lower electricity costs for consumers. By integrating advanced EMS controls, we aim to optimize the dispatch timing and increase the overall economic value of stored energy, delivering both reliable performance and efficient operation in dynamic market conditions. Our systems will enable more flexible and adaptive grid operations, accommodating dynamic energy flows and diverse generation sources. These ancillary services both relieve grid stress, offer additional potential revenue streams, and maximize the likelihood of punctual project development within budget and ensure product quality standards. We believe we are well- positioned to leverage our existing relationships to secure multi-year customer contracts prior to project construction and integrate cutting-edge battery technologies as they are developed into future developments. Our systems will also be capable of deferred infrastructure upgrades, which reduce the need for expensive grid infrastructure upgrades by efficiently managing local supply and demand. We expect our customers will include traditional trading houses (e.g., Goldman Sachs, BP, Shell), commercial and industrial (C&I) entities, and utilities. The terms of our agreements with customers will be defined by tolling agreements, financial hedges, or power purchase agreements (PPAs), which serve as financial instruments to guarantee all or a portion of future revenues.

Bimergen Energy’s business model as a BESS project owner and developer will leverage long-term contracted tolling agreements to generate stable revenue with upside potential. While Bimergen owns and plans to develop a portfolio of BESS projects, tolling agreements with major energy trading entities or institutional financial firms will provide a dual revenue model including guaranteed floor payments and upside profit sharing. The floor payment could be a fixed or minimum revenue guarantee to cover operational costs and provide downside protection against low market prices or volatility. Upside sharing is a profit-sharing mechanism where revenues above the floor would be split between Bimergen and the offtaker, incentivizing optimization of energy trading.

While these contracts have not yet been finalized, institutional traders will manage daily operations and energy trading under the agreements once signed. They will monitor market prices and advise Bimergen to charge the batteries during off-peak hours using low-cost grid energy, then discharge the batteries during peak hours, selling high-priced power back to the grid. Under the prospective agreements, institutional offtakers would buy the discharged power wholesale, resell it at market prices for profit, guarantee the floor payment, and share upside revenue with Bimergen. Beyond arbitrage, tolling agreements may include provisions for ancillary services like frequency regulation, voltage support, or capacity payments, where the BESS helps stabilize the grid for additional revenue streams. The offtaker would assume market price risk, while the BESS owner would be responsible for system maintenance and performance, ensuring the assets meet contractual obligations. The floor payment would ensure predictable cash flows, making projects bankable by institutional investors or lenders to provide project financing. Upside sharing would allow developers to benefit from high market prices without direct exposure to trading risks. Partnering with experienced traders leverages their market knowledge, reducing the need for in-house trading capabilities. Offtakers benefit from access to infrastructure by gaining control over a BESS without owning or maintaining it, and capture margins by reselling power at market prices, especially during peak demand. Offtake agreements are long-term contracts, often spanning 10–20 years, to align with the lifecycle of BESS projects and provide revenue certainty for financing.

As renewable energy penetration increases, BESS tolling agreements are becoming more common to manage intermittency (e.g., storing solar/wind energy for peak times). The global BESS market is projected to grow significantly, with tolling agreements facilitating project financing. The structure of tolling agreements vary on a case-by-case basis. While the floor payment mitigates downside, low market prices can limit upside potential, affecting overall returns. BESS performance declines over time, which may impact revenue if not accounted for in the agreement. The financial stability of the offtaker is critical, as their ability to meet floor payments or share upside depends on their market success. Shifts in energy market policies or grid incentives can affect the profitability of tolling agreements.

We are in talks with a number of investment banks to secure offtake agreements for our projects. However, to date, we have not entered into any offtake agreements and there can be no assurance that we will be able to do so on terms favorable to the Company. If we are not successful in obtaining favorable terms, we will operate these projects by selling merchant power and use a third-party scheduling entity to assist us in scheduling the power. This exposes the BESS to market volatility, where prices fluctuate based on supply, demand, fuel costs, and other dynamics. Without guaranteed revenue streams, the BESS owner assumes financial risk, as electricity prices can vary significantly. However, during periods of high demand or grid stress, the system can capitalize on higher prices. The BESS can also provide services like energy arbitrage, storing low-cost electricity and selling it when prices rise, or ancillary services like frequency regulation and reserves, which can be more profitable during grid instability. The key advantage of this model is the potential for higher returns in favorable market conditions, but it also carries the risk of lower profits or losses when market prices drop or when demand for storage services is insufficient. Like traditional merchant power plants, a BESS in this model faces financial uncertainty but has the flexibility to adjust based on real-time market conditions.

We anticipate management will be active in identifying, negotiating and establishing the financing relationships required for our projects. Since the Company and its subsidiaries do not have the in-house personnel to construct these projects, we also anticipate management will hire third parties to manage the construction of the project facilities and we will manage and negotiate the purchase of the key components of the facility (most importantly being the batteries). The Development Projects purchased are at various stages and we executed an agreement with Energy Independent Partners (“EIP”) (a Delaware limited liability company controlled by Cole Johnson, our President and Director commencing as of the date of acquisition of Emergen) for services to include: pre-construction and pre-operational activities such as assisting with qualifying the Development Projects for financing; assisting with achieving RTB Status for Development Projects; and assisting with marketing the Development Project to a third party, if desired. The relevant fees for these services are $0.035 per watt of capacity and are included in the Development Fees column of the table below.

BESS project locations are selected to be located alongside traditional power transmission lines or near large offtakers (our expected customers) with high energy demands, enhancing grid stability and reducing energy costs. These locations are suitable for battery storage facilities of approximately thirty acres and undergo environmental studies and assessments to ensure feasibility. While the letters of intent the Company has entered into or negotiated for these projects are for specific locations, the Company’s development plans are not dependent on the landowner or address, but, rather, are county based. The Company believes it could adjust its plans to find a similar, suitable location if it is unable to negotiate a definitive agreement to develop a project with the landowner.

Location is a key consideration when selecting a site to develop a project. All projects are chosen in rural areas, outside high electricity demand zones, and on existing transmission lines. Transmission lines are then measured for available capacity and evaluated for potential BESS projects. After confirming that the site is suitable for BESS, we contact the landowner and conduct environmental studies to ensure it is viable for construction and operation. Most of our projects are in non-regulated markets, which allow us to sell power into the merchant markets using a scheduling entity.

Another key component of site qualification is identification of the potential energy customers and markets we can serve, either by rights acquired in the development process, those which can be secured via competitive utility procurements and those which can be secured under direct bilateral agreements

The revenue opportunities relating to our primary energy purchase customers – the regulated utilities and regulated wholesale energy markets operating where each of our projects are located, are quantified at the earliest stages of project qualification and the commercial relationship with these customers is fully established at the time we anticipate executing our interconnection agreement, typically prior to commencement of construction. These utility energy purchase mechanisms generally preclude any direct participation by these customers in asset ownership or profit distributions.

Additionally, at each site location, screening is conducted to identify and qualify potential industrial, commercial and municipal customers. Those which meet our criteria for potentially enhancing our revenues and profits are contacted to determine their interest in purchasing energy services at or after the point in time when our projects enter revenue operations. It is not our normal practice, and these energy purchase agreements do not typically include participation in equity ownership or profit distributions from the projects, but these options are not precluded legally or regulatorily.

The physical quality of our sites in terms of their development is valued against industry comparables. The energy and revenue generation potential of our sites and projects and the number and credit quality of our established and potential utility and non-utility customers are also key factors in the valuation of our projects, their ability to attract investors and the ultimate cost of that capital. This is true for the majority of projects in our industry.

Our projects may include multiple classes of equity investors. Project level preferred equity investors enjoy returns which include one or more fixed components plus a participation component in which they share in the net free cash flows of our combined arbitration and contracted energy revenue operations; common equity investors participate directly in ownership of the project assets and receive distributions of net free cash flows from our energy trading (arbitrage) revenues and those from contracted energy services. We also have tax equity investors who participate in a transaction to acquire these tax benefits outright and may also enjoy a nominal carried interest in our net distributions.

Our pro forma models and financial practices meet customary industry standards to estimate, calculate and project these revenues both for institutional financing purposes as well as regulatory requirements.

It is our intent to own and operate our projects in most cases, but in others we may deem it financially beneficial to the company and our equity investors to partly or fully monetize our project assets.

We maintain strong relationships with tier-one battery and equipment suppliers, utilities, and power purchasers to optimize transmission efficiency and lower consumer costs. These partnerships may also help us secure regulatory support, ensure timely project development within budget, and uphold high product quality standards. Our strategic position allows us to secure multi-year customer contracts before project construction and integrate emerging battery technologies into future developments. Additionally, our systems are designed to enable deferred infrastructure upgrades, reducing the need for costly grid enhancements by efficiently managing local supply and demand.

In addition, the Company has added the following to Note 7 to the financial statements:

Funding equity partners are expected to require return on equity investments of 10 -15% annual rate of return and our tier-one debt facilities are expected to carry 6 – 8% annual interest rates.

Please clarify if locations to be selected for the projects depend on first identifying a customer and whether you would be offering equity interests in the projects, selling them outright, or retaining ownership in order to benefit directly from the energy arbitrage opportunities that you mention. Please indicate how you have quantified these economic incentives in devising your business plans, and your expectations for the return considering the cost estimates in your table on page 2.

The Company has revised the disclosure related to locations as follows, among other items: to the “Core Business in Battery Energy Storage Systems (BESS)” sections starting on pages 2, 31 and 39 (emphasis added to show change):

Location is a key consideration when selecting a site to develop a project. All projects are chosen in rural areas, outside high electricity demand zones, and on existing transmission lines. Transmission lines are then measured for available capacity and evaluated for potential BESS projects. After confirming that the site is suitable for BESS, we contact the landowner and conduct environmental studies to ensure it is viable for construction and operation. Most of our projects are in non-regulated markets, which allow us to sell power into the merchant markets using a scheduling entity.

Another key component of site qualification is identification of the potential energy customers and markets we can serve, either by rights acquired in the development process, those which can be secured via competitive utility procurements and those which can be secured under direct bilateral agreements

The revenue opportunities relating to our primary energy purchase customers – the regulated utilities and regulated wholesale energy markets operating where each of our projects are located, are quantified at the earliest stages of project qualification and the commercial relationship with these customers is fully established at the time we execute our interconnection agreement, typically prior to commencement of construction. These utility energy purchase mechanisms generally preclude any direct participation by these customers in asset ownership or profit distributions.

Additionally, at each site location, screening is conducted to identify and qualify potential industrial, commercial and municipal customers. Those which meet our criteria for potentially enhancing our revenues and profits are contacted to determine their interest in purchasing energy services at or after the point in time when our projects enter revenue operations. It is not our normal practice, and these energy purchase agreements do not typically include participation in equity ownership or profit distributions from the projects, but these options are not precluded legally or regulatorily.

The physical quality of our sites in terms of their development is valued against industry comparables. The energy and revenue generation potential of our sites and projects and the number and credit quality of our established and potential utility and non-utility customers are also key factors in the valuation of our projects, their ability to attract investors and the ultimate cost of that capital. This is true for the majority of projects in our industry.

Please describe the terms that you believe would govern the financing, construction, and operation of the facilities; to include clarifying the extent to which your role would be actively engaged or passive with respect to each phase in the life cycle of the projects. For example, it should be clear that you have outsourced all of the pre- construction activities to an entity that is wholly-owned by one of your directors; your plans for construction, commissioning, and operations should be addressed.

The Company has expanded these disclosures to include the following: to the “Core Business in Battery Energy Storage Systems (BESS)” sections on pages 2, 31 and 39 (emphasis added to show change):

Our projects may include multiple classes of equity investors. Preferred equity investors enjoy returns which include one or more fixed components plus a participation component in which they share in the net free cash flows of our combined arbitration and contracted energy revenue operations; common equity investors participate directly in ownership of the project assets and receive distributions of net free cash flows from our energy trading (arbitrage) revenues and those from contracted energy services. We also have tax equity investors who participate in a transaction to acquire these tax benefits outright and may also enjoy a nominal carried interest in our net distributions.

Our pro forma models and financial practices meet customary industry standards to estimate, calculate and project these revenues both for institutional financing purposes as well as regulatory requirements.

It is our intent to own and operate our projects in most cases, but in others we may deem it financially beneficial to the company and our equity investors to partly or fully monetize our project assets.

2.	Please expand the notes to your financial statements to include the accounting policies that will be applied and reflect all project economics, to include the methods of application, the important judgements involved, the nature of any performance obligations, and allocations of asset costs to current and future periods (e.g. to include project costs, obligations for initial and RTB fees, and project sales, financing, and operting agreements), to comply with FASB ASC 235-10-50-3.

Please also address the guidance on Principal versus Agent Considerations in FASB ACS 606-10-55-36 through 55-40, with respect to your role relative to the services being provided by Energy Independent Partners LLC under the Project Sale Agreement at Exhibit 10.28, and your accounting for its share of any proceeds received.

The Company acknowledges the Staff’s comment and has revised the notes to the financial statements to clearly note our policies around revenue recognition which is located in Note 2 on Page F- 9. In addition, the Company has expanded its disclosure for the accounting related to the services entered into with Energy Independent Partners which is also located in Note 2 and Note 6 on Pages F- 15.

3.	We note that you submitted for our review in response to prior comment one various letters-of-intent related to the locations that have been considered for the storage and solar facilities, although these did not cover all of the facilities that you have listed and of those provided only one appears to be current with respect to the exclusivity period.

Please revise your tabulations on pages 3, 4, 33, and 34, and the adjacent disclosures and footnotes, as necessary to clarify that while you have considered and identified various potential locations for some of the facilitites, you have no site control for any of the projects, though do have one current letter-of-intent for the Red Bird storage project that is dated November 1, 2024, which provides you with 180 days to evaluate the prospect of entering into a lease, if that location remains under consideration.

Please remove the notations from the tabulations indicating you have letters-of-intent for projects where these letters are no longer current.

The Company has revised the tables on pages 3, 4, 33 and 34 to footnote (7) to indicate that no land-lease Letter of Intent has been executed for any of the locations in the table.

Risk Factors

Risks Related to Our Company and Business, page 12

4.	Please include as the initial disclosure in this group a brief discussion of the Initial Fees and RTB Fees that must be paid to Energy Independent Partners LLC pursuant to the Project Management Services Agreement at Exhibits 10.29 and 10.30 (including quantification of the aggregate fees) as project financing, permits, and location leases are obtained, and address the risks that such obligations may hinder or preclude your ability to obtain financing sufficient to develop and complete any of the projects.

Introduction to Response to Comment 4: Please note that on April 24, 2025, the Project Management Services Agreement (“PMSA”) was substantially amended and the amendment is attached to the Registration Statement as Exhibit 10.32 (the “Second Amendment”). The Second Amendment superseded Amendment 1 and eliminated the former Initial-Fee and RTB-Fee construct, replacing it with a single “Development-Fee” model that is payable only if and when a project secures third-party, project-specific financing that includes sufficient funds to pay the Development Fee. There are no obligations for past services to EIP in the revised PMSA. The principal commercial terms now in effect are:

●	BESS projects. For each battery-storage project, the Company will owe EIP a development fee of $0.035 per watt once that specific project secures third-party debt and/or equity financing sufficient to fund the fee. Based on the current BESS portfolio capacity (approximately 1.965 GW), the aggregate exposure, if every project achieves financing, would be about $69 million.

●	Solar projects. For each solar-power project, the same rate—$0.035 per watt—applies, again only after project-specific financing is in place. Given the remaining solar capacity in the Emergen portfolio (roughly 1.640 GW), the maximum potential fees total approximately $57 million.

●	Other renewable projects. For any future development projects that are neither BESS nor solar, the fee is the greater of (i) 50 percent of gross margin or (ii) $0.02 per watt, payable once the project reaches ready-to-build (RTB) status. Because the Company has no such projects in its pipeline today, no aggregate cap is presently estimable.

Response: The Registration Statement was revised in several places to disclose the new terms of the Second Amendment but principally in the sections of the Registration Statement entitled “Prospectus Summary” on page 7, “Project Management Services Agreement” on page 40, “Certain Relationships and Related Pary Transactions Section,” Note 6 to the December 31, 2024 financial statements on page F-14 and Note 6 to the March 31, 2025 financial statements on page F-29.

Please also quantify the aggregate amounts that you have arranged to receive under the Project Sale Agreement at Exhibit 10.28, and discuss the absence of any development requirements on the counterparty in the secondary sale, the inability to oversee, influence or monitor any progress, and the risk that such amounts will never be received if the counterparty does not secure financing and develop the projects or does not remit payments that would otherwise become due.

Please also quantify the aggregate amounts that you have arranged to forward to Energy Independent Partners LLC pursuant to the Project Sale Agreement and discuss the risk that these payment obligations, in addition to the payment obligations for the Initial Fees and RTB Fees, may impact your ability to recover the values ascribed to the tangible and intangible assets associated with your storage and solar projects.

In response to the Commission’s comment above, we have added the following disclosure to describe the aggregate amounts the Company has arranged to receive under the Project Sale Agreement:

On May 30, 2024, Emergen entered into a Project Sale Agreement (“Agreement”) with Bridgelink for an estimated 2.425 GW of Emergen’s estimated 3.840 GW of solar energy development projects. Bridgelink has sold these greenfield projects, along with projects in its own portfolio, to an unrelated third party (“Purchaser”) which also executed that agreement on May 30, 2024. The total amount to be received by Emergen for the projects sold to Bridgelink is $19,400,000, provided the projects achieve a Point of Interconnection and subsequently obtain all Necessary Land Rights. Bridgelink retains the option to transfer or return certain or all projects within ten (10) days written notice to Emergen. A deposit from Bridgelink will be received within five business days of the execution of the agreement for $943,500 and Emergen will pay 62.5% ($589,687.50) to Energy Independent Partners LLC, a Delaware limited liability company, (“EIP”) in accordance with the Project Management Services Agreement by and between (i) Bimergen Energy; (ii) Emergen; and (iii) EIP and the remaining 37.5% (353,812.50) of the proceeds shall remain with Emergen. The remaining proceeds of $18,456,500 shall be received within five business days of when Bridgelink receives milestone payments from the Purchaser for these projects. This Agreement is still in effect and there have been no changes to the Agreement. The $943,500 deposit was paid to Emergen in June 2024.

In the event that Purchaser, under the purchase agreement decides to transfer any Project along with its interests to Bridgelink or any creditworthy entity designated by Bridgelink (“Returned Project”), Bridgelink shall provide written notice to Emergen within ten (10) business days of receipt of such notice from the Purchaser and Bridgelink shall convey, transfer, assign, deliver, and contribute over certain rights and interests to the Returned Project to Emergen within ten (10) business days of receipt of such Returned Project, unless otherwise agreed upon by Emergen in writing. For clarity, any creditworthy entity designated by Bridgelink shall be confirmed in writing by Emergen. Bridgelink is to receive payment from the Purchaser no later than March 31 of the year following each calendar year end for any milestones that have been achieved during that calendar year. Emergen is to receive payment within five days from Bridgelink receiving payment from the Purchaser. Effective December 31, 2024, Emergen and Bridgelink amended the Agreement to provide that Bridgelink could only return a Project if it has not yet made a milestone payment to Emergen on prior to the seventh (7th) anniversary of the Effective Date of the Agreement. The Purchaser has the right but not the obligation to return any or all of these Greenfield Projects before and after it has made milestone payments. The Purchaser has no economic incentive to return projects that it choses not to move forward on per the agreement nor does the company have any obligation to take these back with any liabilities or refunds of milestone payments. The locations have been identified in the Solar Development Projects even though not secured. The Company would not be able to develop at these locations until accepting the return of the Solar Development Projects.

The Projects sold by Emergen to Bridgelink are in what are termed as “Greenfield Projects.” With respect to each Greenfield Project, Emergen will be paid:

(i) $5,000 per megawatt (in alternating current) measured at the Point of Interconnection after such Greenfield Project has secured all necessary land rights as determined in good faith ($12,125,000 for the estimated 2,425 megawatts sold); and

(ii) $3,000 per megawatt (in alternating current) measured at the Point of Interconnection when the relevant Greenfield Project has achieved ready-to-build (RTB) status as determined in good faith ($7,275,000 for the estimated 2,425 megawatts sold.

There is no specified timeframe for the milestones to be achieved. There is no obligation for the Purchaser to develop any of the purchased projects and if the Purchaser elects to develop any of the projects, the Company does not have the ability to oversee or control the projects. Accordingly, there can be no assurance that the Company will receive any of these fees.

The Company received and recorded as deferred revenue a $943,500 deposit payment from the Project Sale Agreement with Bridgelink for an estimated 2.425 GW of Emergen’s estimated 3.840 GW of solar energy development projects. The total amount to be received by Emergen for the projects sold to Bridgelink is expected to be $19,400,000 unless certain of the projects are returned without development to the payment milestones. We have paid EIP $250,000 during 2024 related to the $943,500 deposit and owe an additional $339,688 currently recorded in due to related party. EIP will be due 62.5% of the proceeds received related to the Project Sale Agreement. If the remaining $18.5 million is received from the ultimate purchaser via Bridgelink we will owe EIP $11.5 million for their portion per the agreement.

Use of Proceeds, page 28

5.	We note your dislosure indicating that you will be allocating proceeds to “Development of BESS Projects (Pre-Construction Costs – Engineering, Permits, etc.)” though also stating the company “...does not currently have any specific projects for which it intends to use the proceeds. “ Please reconcile these apparent inconstencies.

Please also revise your disclosure stating “. none of the proceeds of this offering will be used to pay the BESS Initial Fee or the Solar Initial Fee to Emergen,” to replace the reference to your subsidiary with Energy Independent Partners, LLC, the counterparty in those fee arrangements based on your disclosures on page F-26.

As noted above, as a result of the Second Amendment to the PMSA, the payment of the BESS and Solar Fees to Emergen have been substantially amended. The Company has revised the disclosure in the Use of Proceeds Section as follows:

This expected use of the net proceeds from this offering represents our intentions based upon our current plans and prevailing business conditions, which could change in the future as our plans and prevailing business conditions evolve. The Company currently plans to use a portion of the proceeds for development of BESS projects as management deems appropriate. The Company anticipates it will attempt to raise project specific financing where the financing will likely be collateralized by the equipment and construction for those specific projects in the future. Moreover, none of the proceeds of this offering will be used to pay any fees to EIP under the Project Management Services Agreement.

Executive and Director Compensation, page 50

6.	Please update your executive compensation disclosure for your fiscal year ended December 31, 2024. Refer to Item 402 of Regulation S-K and Question 117.05, Compliance & Disclosure Interpretations of Regulation S-K.

The Executive and Director Compensation Disclosure section has been updated to include the information as of December 31, 2024.

Certain Relationships and Related Party Transactions, page 55

7.	We note that you added some disclosures in response to prior comment 5 though have not quantified the amounts that would indirectly convey to Mr. Johnson under the Project Management Services Agreement (PMSA) and the Solar Project Sale Agreement, as required by Item 404 of Regulation S-K.

For example, the disclosures that you provide should cleary quantify and discuss his beneficial interests in the $29,025,000 of Initial Fees and the $58,950,000 of storage- project-related RTB Fees indicated by your disclosures on page F-26. You should also quantify and discuss his beneficial interests in the $115,200,000 of solar-project- related RTB Fees that may become payable if the counterparty in the secondary sale by Bridgelink opts to relinquish those projects, and the $12,125,000 in fees that are payable if those projects are instead retained and developed by the counterparty in the secondary sale, as described on page F-27.

The disclosure has been revised to quantify the amounts that would be indirectly conveyed to Mr. Johnon via EIP under the PMSA and Project Sale Agreement including the amount of additional solar Development Fees if the 2.425 were returned and developed.

Solar Development Fees. In consideration of the provision of the Services related to the Solar Development Projects, and subject to the terms and conditions herein, during the Term, the Company shall pay EIP the following amounts per Solar Development Project: $0.035 per W for each applicable Solar Development Project, subject to such Solar Development Project achieving sufficient project specific equity or debt financing from third parties to fund the payment of the fees (“Solar Development Fees”). The Solar projects still in the Emergen portfolio have an estimated capacity of 1.640 GW and would have Solar Development Fees of approximately $57 million if developed. In the event that all 2.425 GW sold in the Solar Projects Sale were returned Emergen would have additional Solar Development Fees of approximately $85 million if developed.

Please also describe your objectives, and those of Mr. Johnson, in having Bridgelink reacquire project rights that were sold to you the month before, and explain how the terms governing your sale of those rights were devised and how the economics compare to those devised in connection with your acquisition, particularly with regard to the disparity relative to the RTB Fees of $72,750,000, based on the 2.425 GW conveyed and the $0.03 per watt rate utilized in calculating such fees.

The company has revised the disclosure in the CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS SECTION to provide the objectives of the Company and Mr. Johnson regarding the sale of the project rights to include the following:

The Company was given the opportunity to sell 2.425 GW of its newly acquired Solar Development Projects through Bridgelink in May 2024 at the terms offered by the third party purchaser of $0.008 per W. The Company decided to agree to the terms from the third-party purchaser given that our focus was on developing the BESS Development Projects. The Project Sale Agreement negotiated has 62.5% of proceeds to EIP ($12 million versus the $85 million if taken to RTB status). This affords the company $7 million positive cashflow if the purchaser develops all projects for $19.4 million.

Legal Matters, page 67

8.	We note that you added some disclosure regarding litigation related to the Patent & Technology Exclusive and Non-Exclusive License Agreement on pages 36 and 37 of MD&A in response to prior comment six, rather than under the heading for Legal Matters pursuant to Item 103(c)(2) of Regulation S-K.

Please add comparable disclosure under the Legal Matters heading and expand your disclosures to provide the context necessary to understand the terms and dates of the original transactions, the factual basis alleged to underlie the proceedings/origins of the dispute, and the implications relative to your business and financial statements.

The Company has revised and moved this disclosure to the section entitled “Legal Proceedings” on page 42 of the registration statement and included the required disclosure with particular attention to the terms and dates of the original transactions, the factual basis alleged to underlie the proceedings/origins of the dispute, and the implications relative to your business and financial statements.

Financial Statements, page F-1

9.	Please address the financial statement updating requirements in Rule 8-08 of Regulation S-X, which should include providing audited financial statements for 2024, which should reflect retroactive adjustments to the share and per share amounts related to your 1:140 reverse stock split, as announced in the Form 8-K that you filed on February 3, 2025, and the revisions concerning the amounts and disclosures in your financial statements requested in the comments in this letter.

The registration statement includes the audited financial statements for 2024 and the audited 2024 financial statements contained therein have been revised to give retroactive effect to the reverse stock split.

Note 6 - Acquisition of Emergen Energy LLC, page F-25

10.	We note that you have revised disclosure in the sixth paragraph on page 42 in response to prior comment 7 to indicate that amounts allocated to intangible assets for your project plans will be amortized (“relieved over time”) at the same rate as depreciation is recognized for any costs capitalized for projects that begin to generate revenue.

However, you have retained disclosures on pages F-22, F-25 and F-27 indicating that the intangible assets will be recharacterized as tangible assets (“will become a component of property, plant and equipment”) if any projects are successfully developed into revenue-generating assets.

Please further revise your disclosures as necessary to address these apparent inconsistencies and to provide a coherent and consistent description of the accounting that you believe would be appropriate and consistent with generally accepted accounting princples.

Note 6 has been revised in the audited financial statements with respect to the Commission’s comment to state:

NOTE 6. ACQUISITION OF EMERGEN ENERGY LLC

On April 24, 2024 (the “Closing”), Bimergen Energy Corp. (the “Company”) acquired 100 % of the membership interests of Emergen Energy LLC (“Emergen”) pursuant to a Membership Interest Purchase Agreement dated April 14, 2024 (as amended on April 24, 2024, the “MIPA”). At Closing the Company issued 1,587,300 unregistered shares of common stock to C & C Johnson Holdings LLC (an entity controlled by Cole Johnson) with a fair value of $22.2 million (based on the $14.00 closing price on April 24, 2024). Emergen became a wholly-owned subsidiary; Mr. Johnson simultaneously became President of the Company’s BESS and Solar divisions and a director of the Company. Emergen, formed immediately prior to the transaction, held only early-stage renewable-energy development rights and no liabilities or operating activities. Accordingly, management concluded the transaction is an asset acquisition rather than a business combination.

At acquisition Emergen’s assets consisted of 1.965GW and 3.840GW of BESS and Solar Projects, respectively. Because the projects lacked substantive process or outputs, the Company recorded the entire $22.2 million purchase price as indefinite-lived intangible assets (“Development Projects”) and allocated the $22.2 million purchase price to the BESS and Solar portfolios based on relative fair values determined from project-level discounted-cash-flow models corroborated by observable market pricing for comparable development assets. The Company allocated $20.0 million and 2.2 million to BESS and Solar Projects respectively as of the acquisition date.

The following agreements were entered into on the date of Closing as provided for in the MIPA:

On April 24, 2024 the Company and Emergen entered into a PMSA with Energy Independent Partners LLC (“EIP”), an entity controlled by Cole Johnson, under which EIP provides development, permitting, and financing-support services for each project.

On April 24, 2025 the parties executed Amendment No. 2 to the PMSA, stated to be effective June 28, 2024 and governed by Delaware law. Amendment 2 superseded Amendment 1 and eliminated the former Initial-Fee and RTB-Fee construct, replacing it with a single “Development-Fee” model that is payable only when a project secures third-party, project-specific financing. The principal commercial terms now in effect are:

● BESS projects. For each battery-storage project, the Company will owe EIP a development fee of $0.035 per watt once that specific project secures third-party debt and/or equity financing sufficient to fund the fee. Based on the current BESS portfolio capacity (approximately 1.965 GW), the aggregate exposure, if every project achieves financing, would be about $69 million.

● Solar projects. For each solar-power project, the same rate—$0.035 per watt—applies, again only after project-specific financing is in place. Given the remaining solar capacity in the Emergen portfolio (roughly 1.640 GW), the maximum potential fees total approximately $57 million.

● Other renewable projects. For any future development projects that are neither BESS nor solar, the fee is the greater of (i) 50 percent of gross margin or (ii) $0.02 per watt, payable once the project reaches ready-to-build (RTB) status. Because the Company has no such projects in its pipeline today, no aggregate cap is presently estimable.

Based on portfolio capacities; actual fees depend on future financings and may not be incurred.

● Sale-of-Project Clause – If a project is sold, EIP is entitled to the greater of unpaid Development Fees or 62.5 % of net sale proceeds.

● Acceleration Clause – 62.5 % of unpaid fees accelerate within 90 days of (i) a change in control of the Company or (ii) removal of Mr. Johnson from his role.

● Termination & Indemnification – The PMSA may be terminated by mutual consent or for cause; customary indemnities apply.

Because payment is contingent on future project-financing milestones, no PMSA liabilities have been recognized as of December 31, 2024.

In Note 2. Significant Accounting Policies of the 2024 audited financial statements, the Company has added the following disclosure:

To the extent that an intangible asset is successfully developed into a revenue-generating asset, it will become a component of property, plant and equipment. To the extent that an intangible asset is not successfully developed into a revenue-generating assets, it will be considered impaired and charged to operations at that time. The estimation of the fair value of the projects requires significant management judgment with respect to revenue and expense growth rates, changes in working capital and the selection and use of an appropriate discount rate. The estimates of the fair value of the projects are based on the best information available as of the date of the assessment. The use of different assumptions would increase or decrease estimated discounted future operating cash flows and could increase or decrease an impairment charge. Company management uses its judgment in assessing whether assets may have become impaired between annual impairment tests. Indicators such as adverse business conditions, economic factors and technological change or competitive activities may signal that an asset has become impaired.

11.	We understand from your response to prior comment 8 that you have confirmed that EIP “...has no intention of pursuing any BESS, Solar or wind projects outside of Bitech and that EIP wants to ensure that these are marketed and sold exclusively through Bitech,” although you have retained disclosures under this heading, as well as on pages 35, 43 and 55, that continue to indicate EIP has the option to “develop and retain the Development Project outside of Emergen.”

Unless you have amended the agreement to remove that optionality, it appears that you should disclose the reasons for that provision, and explain how it would be intepreted in addressing the economics as requested in prior comment 8.

The Company has a formal understanding with Mr. Johnson that neither he nor any of his entities will develop and retain the development projects outside of Emergen.

However, if you have no proprietary rights to specific projects this should be made clear in your disclosure. If you believe that you do have proprietary rights, please identify the particular characteristics of the project plans over which you believe such rights may be enforced.

The Company has revised the disclosure in the Prospectus Summary to provide:

Our portfolio of Development Projects includes approximately 3.6 GW of alternating current (GWAC) power capacity across various regions served by Independent System Operators (ISOs) such as ERCOT, WECC, PJM, and MISO. These regions have been selected strategically based on favorable market conditions, grid infrastructure, and regulatory environments conducive to renewable energy integration. In connection with the Emergen transaction, we currently have no proprietary rights but have secured rights to comprehensive “Work Product” intangible assets essential for project development, including but not limited to: feasibility studies determining capacity and compatibility, establishing a production model of the project parameters, identifying any curtailment for the project, power flow site verification and substation identification, permitting and regulatory compliance documentation, engineering designs, equipment procurement plans, site preparation guidelines, and noting project specific challenges

12.	We note your response to prior comment 9, including revisions that you have made to disclosure on page 35, indicating that the BESS and Solar Initial Fees, shall be due and payable and apportioned equally between the two, once project financing of at least $5 million has been secured.

Please reconcile this disclosure with the amendment to the agreement at Exhibit 10.30, which appears to have removed the $5 million financing provision from Section 2.07; and address the implications of default in the event project financing received is not sufficient to cover the required payments.

Given your project cost estimates in the Prospectus Summary and in MD&A also explain how you expect financing to be structured with regard not only to the preconstruction costs, but also construction and commissioning of the facilities, and indicate whether you intend to also rely on a third party for these activities.

The responses to this Comment 12 have been addressed in the responses to Comments 4 and 1, respectively related to the Amendment #2 of the PMSA and elimination of Initial Fees.

13.	We understand from your response to prior comment 7 that you regard the Initial Fees and RTB Fees that may become due under the Project Management Services Agreement as contingencies and that you believe it is neither probable nor reasonably possible that a liablity had been incurred as of September 30, 2024; you identify SFAS 5 as the guidane upon which you have relied in making this assessment. Please understand that the guidance that you have referenced was superceded by the Accounting Standards Codification in 2009; and the guidance corresponding to that which you have described has resided in FASB ASC 450-20-25-2 since then.

Given that you have characterized the payments to be made to Energy Independent Partners LCC as consideration for past services rendered by its affiliates and for future pre-construction services that it will provide, and considering the guidance in FASB ASC 450-10-15-3 and 55-3, it does not appear that your payment arrangements would be properly regarded as contingencies. We suggest that you consult the guidance in FASB ASC 820-10-30-3A(c), as to the unit of account, and 35-2B(b), as to restrictions on use, to the extent applicable and you may consider whether the arrangements would constitute executory contracts.

The Company acknowledges the Staff’s comment and undertakes to reference only the Accounting Standards Codification (“ASC”) in future filings. As disclosed in the audited financial statements included with the Company’s Form S-1/A, the Second Amendment to the Project Management Services Agreement (“PMSA”) executed on April 24 2025 (all parties agreed that these were the terms that were enforceable as of the execution of the initial PMSA) eliminated the lump-sum BESS and Solar Initial Fees and the RTB Fees, and replaced them with Development Fees of $0.035 per watt. These Development Fees become payable only after each project secures project-specific third-party financing and EIP completes defined pre-construction tasks (e.g., site diligence and permitting support). Because (i) every installment is triggered by the Company’s future action of closing project financing and (ii) payment is contingent on EIP’s subsequent performance of the related services, the contract is an executory arrangement under ASC 450-10-15-3 and 55-3. Consequently, no liability had been incurred as of September 30 2024, and recognition under ASC 450-20-25-2 is not required.

14.	As for the recognition of intangible assets in isolation of the encumberances referenced in the preceding comment, we have further considered your November 26, 2024 response to comment 4, regarding FASB ASC 845-10-30-3 and 8, which requires valuation at the recorded amount when major uncertainties exist about the realizability of the value that would be assigned to an asset received in a nonmonetary transaction, and do not see adequate support for a view on recoverabilty based on the Project Sale Agreement, considering that solar projects were returned to the same party from whom they were acquired one month before, and the uncertain prospects for realization.

Please advise us of the amounts that had been capitalized for the projects by Bridgelink Development LLC, and confirm that these amounts agree with the audited financial statements of this entity covering the 2022 and 2023 fiscal years, as referenced in Section 3.18 of the Membership Interest Purchase Agreement at Exhibit 10.22.

The Company acknowledges the Staff’s comment and respectfully advises that no “major uncertainties” exist under ASC 845-10-30-3/-30-8 because the value and collectability of the development-stage projects were corroborated by two arm’s-length reference points that were in place while the assets were being established under the Project Membership Sale Agreement (“PMSA”). Specifically, (i) the Project Sale Agreement (“PSA”) with Bridgelink was negotiated concurrently with the PMSA, so the economics embedded in the PMSA were tested in real time against an independent negotiation; and (ii) the PSA’s commercial terms—including MW-based milestone payments, return rights, and default remedies—mirror those in the Purchase Agreement with Zero.e USA, Inc. (“EZ”), an unrelated third-party investor that committed substantial cash at signing. The contemporaneous negotiation of the PSA and the fact that its terms are identical to the EZ agreement eliminate the normal related-party valuation concern and provide objective evidence that the consideration specified in the PMSA can be realized. Accordingly, management concluded that the circumstances do not create the “major uncertainties about realizability” contemplated by ASC 845-10-30-3/-30-8, and the exception in those paragraphs is not applicable

Note 8 - Solar Projects Sale, page F-27

15.	We understand from your response to prior comment 10 that you have revised the agreement with Bridgelink to remove the provision that had subjected any amounts received under the sale agreement to rights of refund, and that you will address this change in accounting for the arrangement when updating your financial statements. However, we also understand that the counterparty in the secondary sale may nevertheless decline to develop any or all of the solar projects conveyed and return the projects.

Given that the arrangement does not require any payments beyond the initial payment unless projects are developed and milestones are achieved, please expand your disclosure to identify and describe any incentives the counterparty would have to return projects to you that it does not intend to develop and, considering that specific locations have not been secured for any of the projects, also clarify how the projects conveyed would be diferentiated from any incrementally projects that you may plan and develop in future periods, and describe any constraints on your ability to plan simlar projects in similar locations.

Please also disclose the number of projects for which plans have been conveyed and identify any specific projects for which any meaningful progress has been made by the counterparty (e.g. securing financing, completing pre-development activities, commencing construction), and explain how you will monitor progress in future periods and report amounts that are due under the arrangement based on such progress in advance of your receipt of such funds.

The relevant note to the audited financial statements is now Note 7. Solar Projects Sale, has been revised to include the following disclosures:

The Purchaser has the right but not the obligation to return any or all of these Greenfield Projects before and after it has made milestone payments. The Purchaser has no economic incentive to return projects that it choses not to move forward on per the agreement nor does the company have any obligation to take these back with any liabilities or refunds of milestone payments. The locations have been identified in the Solar Development Projects even though not secured. The Company would not be able to develop at these locations until accepting the return of the Solar Development Projects.

The Purchaser provides a quarterly status report for each of the twelve projects. Because any return would forfeit the Purchaser’s sunk costs and non-refundable deposit, management considers a return economically unlikely. Revenue—and the related 62.5 % share payable to EIP—will be recognized only when the milestones are achieved and the milestone payment becomes payable, in accordance with ASC 606-10-32-11.

16.	Please submit the secondary sale agreement, including all attachements and exhibits to the agreement, for our review along with your response; and identify any relationships between the counterparty and (i) your officers, (ii) any other companies in which any of your officers hold any direct or indirect interests, or (iii) any related persons.

The Purchase Agreement between Bridgelink and Zero.E USA, Inc. dated May 24, 2024 will be submitted confidentially.. In response to the request to identify any relationships between the counterparty and (i) our officers, (ii) any other companies in which any of your officers hold any direct or indirect interests, or (iii) any related persons: No Company officer or director, affiliates, or any other companies in which any of our officers hold any direct or indirect interests, or (iii) any related persons have any ownership of control relationship with Zero.E or its parent company or affiliates.

We thank the Staff for its review of the foregoing and the Registration Statement. If you have further comments, please feel free to contact our counsel at pcampitiello@lucbro.com or by telephone at (732) 395-4517.

Sincerely,

BIMERGEN ENERGY CORPORATION

By:	/s/ Benjamin Tran
Name:	Benjamin Tran
Title:	Chief Executive Officer